Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SUN COUNTRY AIRLINES HOLDINGS, INC.

FIRST:  The name of the Corporation is Sun Country Airlines Holdings, Inc. (the “Corporation”).

SECOND:  The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, Dover, County of Kent, 19904.  The name of its registered agent at that address is Cogency Global Inc.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (as amended from time to time, the “GCL”).

FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of Common Stock, each having a par value of one cent $ 0.01.

FIFTH:  The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1)          The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2)          The directors shall have concurrent power with the stockholders to adopt, amend or repeal the bylaws of the Corporation (the “Bylaws”).

(3)          The number of directors constituting the Corporation’s Board of Directors shall be as from time to time fixed by, or in the manner provided in, the Bylaws.  Election of directors need not be by written ballot unless the Bylaws so provide.

(4)          Except as otherwise provided in Section 102(b)(7) of the GCL, or in any analogous provision of any successor law, no director or officer of the corporation shall have personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. All references in this Article FIFTH to an “officer” shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer,” as defined in Section 102(b)(7) of the GCL.

(5)          In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and the Bylaws; provided, however, that no Bylaws hereafter adopted, amended or repealed by the stockholders shall invalidate any prior act of the directors that would have been valid if such Bylaws had not been so adopted, amended or repealed.

SIXTH:  Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide.  The books and records of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

SEVENTH:  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Dated: May 13, 2026